RADIENT PHARMACEUTICALS CORPORATION

2492 Walnut Avenue, Suite 100

Tustin, California 92780-7039

February 13, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Zukin

Re:	Radient Pharmaceuticals Corporation

Registration Statement on Form S-1

File No. 333-178831

Dear Ms. Zukin:

We filed the above registration statement on December 30, 2011 (the “Registration Statement”), but it was not declared effective. We filed Pre Effective-Amendment No. 1 to the Registration Statement on January 26, 2012, but it was not declared effective. We are filing Pre-Effective Amendment No. 2 on February 14, 2012. We hereby request that Pre-Effective Amendment No. 2 be declared effective at 4:30 p.m. Eastern Standard Time on February 14, 2012, or as soon as possible thereafter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,
•	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Radient Pharmaceuticals Corporation

/s/ Douglas MacLellan
By: Douglas MacLellan,
Chief Executive Officer